UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 17, 2021

HUDSON EXECUTIVE INVESTMENT CORP.

(Exact name of registrant as specified in its charter)

Delaware	001—39314	84-4636604
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

570 Lexington Avenue, 35th Floor New York, NY		10022
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (212) 521-8495

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	HECCU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	HEC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	HECCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

On June 17th, 2021, Hudson Executive Investment Corp. (the “Company” or “HEC” ) held a special meeting of stockholders (the “Special Meeting”) in connection with its previously announced business combination with Groop Internet Platform, Inc., (d/b/a “Talkspace”) a Delaware corporation (“Talkspace”), pursuant to that certain Agreement and Plan of Merger, dated as of January 12, 2021 (the “Merger Agreement”) by and among the Company, Tailwind Merger Sub I, Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company (“First Merger Sub”), and Tailwind Merger Sub II, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of the Company (“Second Merger Sub”), and Talkspace.

At the Special Meeting, the Company’s stockholders voted on the proposals set forth below, each of which is described in greater detail in the proxy statement filed by the Company with the Securities and Exchange Commission (“SEC”) on May 28, 2021 (the “Proxy Statement”). At the Special Meeting, there were 38,321,036 shares voted by proxy or in person.

Proposals 1, 2, 3, 4, 5, 6, and 7 below were approved and, although sufficient votes were received to approve Proposal 8, an adjournment of the Special Meeting was not necessary due to the approval of Proposals 1, 2, 3, 4, 5, 6 and 7. The number of votes cast for or against, as well as abstentions and broker non-votes, if applicable, with respect to each proposal is set out below:

Proposal No. 1 — To consider and vote upon a proposal to approve the business combination described in the proxy statement/prospectus, including (a) adopting the Merger Agreement, a copy of which is attached to the proxy statement/prospectus as Annex A, which, among other things, provides for (i) First Merger Sub to be merged with and into Talkspace with Talkspace being the surviving company in the merger (the “First Merger”) and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, Talkspace to be merged with and into Second Merger Sub, with Second Merger Sub surviving the merger as a wholly owned subsidiary of HEC (the “Second Merger”, and together with the First Merger, the “Business Combination”) and (b) approving the other transactions contemplated by the Merger Agreement and related agreements described in the proxy statement/prospectus.

Votes For	Votes Against	Abstentions
36,192,998	2,103,615	24,423

Proposal No. 2 — To consider and vote upon a proposal to approve and adopt the second amended and restated certificate of incorporation of HEC in the form attached to the proxy statement/prospectus as Annex B (the “second amended and restated certificate of incorporation”).

Votes For	Votes Against	Abstentions
36,187,723	2,104,455	28,858

Proposal No. 3 — To consider and vote upon, on a non-binding advisory basis, certain governance provisions in the second amended and restated certificate of incorporation, presented separately in accordance with SEC requirements.

Votes For	Votes Against	Abstentions
35,011,818	3,277,702	31,516

Proposal No. 4 — To consider and vote on a proposal to approve the Talkspace, Inc. 2021 Incentive Award Plan (the “2021 Plan”). A copy of the 2021 Plan is attached to the proxy statement/prospectus as Annex G.

Votes For	Votes Against	Abstentions
35,747,295	2,529,713	44,028

Proposal No. 5 — To consider and vote on a proposal to approve the Talkspace, Inc. Employee Stock Purchase Plan (the “ESPP”). A copy of the ESPP is attached to the proxy statement/prospectus as Annex H.

Votes For	Votes Against	Abstentions
35,762,537	2,519,183	39,316

Proposal No. 6 — To consider and vote upon a proposal to divide the board of directors into three classes to serve staggered terms on the Talkspace, Inc. board of directors until immediately following the 2022, 2023 and 2024 annual meetings of Talkspace, Inc. stockholders, as applicable, and until their respective successors are duly elected and qualified.

Votes For	Votes Against	Abstentions
36,077,986	2,106,467	136,583

Proposal No. 7 — To consider and vote upon a proposal to approve, for purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of more than 20% of HEC’s issued and outstanding shares of HEC’s common stock in connection with the Business Combination, including, without limitation, the PIPE Investment (as described in the proxy statement/prospectus).

Votes For	Votes Against	Abstentions
36,177,170	2,111,512	32,354

Proposal No. 8 — To consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the business combination proposal, the charter proposal, the governance proposal, the incentive plan proposal, the ESPP Proposal, the director election proposal or the Nasdaq proposal.

Votes For	Votes Against	Abstentions
34,575,081	3,715,874	30,081

A total of 25,968,043 shares of common stock were presented for redemption in connection with the Special Meeting. There will be approximately $154,397,542.69 million remaining in the trust account following redemptions.

In light of receipt of the requisite approvals by the Company’s stockholders described above, the parties are proceeding to complete the Business Combination, which the Company expects to be completed in the near term upon the satisfaction of the conditions to the consummation of the proposed Business Combination, including the receipt of certain regulatory approvals.

Item 8.01 Other Events.

On June 17, 2021, the Company issued a press release announcing the results of the Special Meeting. A copy of the Press Release is attached as Exhibit 99.1 and incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

The Exhibit Index is incorporated by reference herein.

Forward-Looking Statements Legend

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between HEC and Talkspace, including statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination, the services offered by Talkspace and the markets in which it operates, and future financial condition and performance of Talkspace and expected financial impacts of the transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the transaction, the PIPE transaction, the level of redemptions of HEC’s public shareholders. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of HEC’s securities, (ii) the risk that the Business Combination may not be completed by HEC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by HEC, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the shareholders of HEC, the satisfaction of the minimum trust account amount following redemptions by HEC’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the Business Combination on Talkspace business relationships, performance, and business generally, (vii) risks that the proposed Business Combination disrupts current plans and operations of Talkspace, (viii) the outcome of any legal proceedings that may be instituted against Talkspace or against HEC related to the Merger Agreement or the proposed Business Combination, (ix) the ability to maintain the listing of HEC’s securities on The Nasdaq Stock Market, (x) the risk that the price of HEC’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which HEC plans to operate, variations in performance across competitors, changes in laws and regulations affecting HEC’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, and (xii) the risk of downturns in the highly competitive telehealth and teletherapy markets. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of HEC’s registration statement on Form S-4 and other documents filed by HEC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and HEC and Talkspace assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither HEC nor Talkspace gives any assurance that either HEC or Talkspace will achieve its expectations.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Hudson Executive Investment Corp., dated June 17, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HUDSON EXECUTIVE INVESTMENT CORP.

Dated: June 17, 2021

	By:	/s/ Jonathan Dobres
Name: Jonathan Dobres
Title: Chief Financial Officer